UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83084J103(1)

(CUSIP Number)

Chi Sing HO

c/o IDG Capital Management (HK) Ltd.

Unit 5505, 55/F.,The Center

99 Queen’s Road

Central, Hong Kong

Fax: 852-2529 1619

Tel: 852-25291016

With a copy to:

Howard Zhang

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________

(1)This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing eight of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of the Issuer.

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,453,914
	8.	Shared Voting Power 4,495,992
	9.	Sole Dispositive Power 97,453,914
	10.	Shared Dispositive Power 4,495,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,453,914
	8.	Shared Voting Power 4,495,992
	9.	Sole Dispositive Power 97,453,914
	10.	Shared Dispositive Power 4,495,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Investors L.P.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) N/A
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,495,992
	8.	Shared Voting Power 97,453,914
	9.	Sole Dispositive Power 4,495,992
	10.	Shared Dispositive Power 97,453,914
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See instructions) PN

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital GP Associates Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) N/A
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,949,906
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 101,949,906
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,949,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,949,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP Number: 83084J103
1.	Name of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,949,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,949,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) IN

This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on November 18, 2016 (the “Original Schedule 13D”), relating to the Ordinary Shares of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”) being filed jointly by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou, and Chi Sing Ho (together, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This statement relates to the Ordinary Shares of the Company. The Company’s principal executive office is located at Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Special Administrative Region, the People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following text at the end:

As described in Item 4 below, the parties to the Share Purchase Agreements have decided to terminate the Share Purchase Agreement. The information set forth in Item 4 below is hereby incorporated by reference into this Item 2.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The second paragraph under Item 3 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following text:

It was originally anticipated that Sky Solar Group Co., Ltd. would require approximately US$146.0 million to complete the Share Purchases. This amount excluded the funds which might be required to pay the costs and expenses associated with the Share Purchases. It was originally anticipated that the Share Purchases would be financed by way of capital contributions from the Sellers or their affiliates (as defined in item 4 below) (the “Capital Contributions”) to Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd. (“Tibet Co.”), which would make a capital contribution in the same amount to Yiwu Runyang Renewable Energy Co., Ltd. (“Yiwu Co.”), its wholly-owned subsidiary, and which would, in turn, make a capital contribution in the same amount to Sky Solar Group Co., Ltd. Each Seller’s or its affiliates’ Capital Contribution was expected to equal the consideration such Seller would receive in the Share Purchases. As disclosed in Item 4 of this statement, the Share Purchases have been terminated and thus no funds will be used in connection therewith.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following text at the end:

The closing of the Share Purchases had not happened by December 31, 2016 as originally contemplated by the parties, because the conditions to closing, including approval from the relevant PRC governmental authorities, and Capital Contributions to Tibet Co. had not been fulfilled by then. The parties to the Share Purchase Agreements had been discussing extension of the closing date and alternatives to the transactions contemplated by the Share Purchase Agreements. In light of the current market condition and PRC regulatory environment, the parties to the Share Purchase Agreements have decided to terminate the Share Purchase Agreements.

Except as disclosed above, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this statement and the information set forth in Items 2 and 4 are hereby incorporated by reference in their entirety in this Item 5.

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
IDG-Accel China Capital L.P.(1)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Associates L.P.(2)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Investors L.P.(3)	101,949,906	24.3%	4,495,992	97,453,914	4,495,992	97,453,914
IDG-Accel China Capital GP Associates Ltd.(4)	101,949,906	24.3%	101,949,906	0	101,949,906	0
Quan Zhou(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906
Chi Sing Ho(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906

____________________

* Percentages are calculated based on 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2016, as reported by the Issuer in its Form 20-F filed on May 15, 2017, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 2,389,750 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 110,250 ADSs) held by IDG-Accel China Capital Investors L.P. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital Investors L.P.

(2)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 2,389,750 ADSs) held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 110,250 ADSs) held by IDG-Accel China Capital Investors L.P. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(3)	Includes (i) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 110,250 ADSs) directly held by IDG-Accel China Capital Investors L.P. and (ii) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 2,389,750 ADSs) held by IDG-Accel China Capital L.P. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital Investors L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P.

(4)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 2,389,750 ADSs) held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 110,250 ADSs) held by IDG-Accel China Capital Investors L.P. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital GP Associates Ltd. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(5)	Includes 101,949,906 Ordinary Shares indirectly held by IDG-Accel China Capital GP Associates Ltd., consisting of (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 2,389,750 ADSs) held by IDG-Accel China Capital L.P and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 110,250 ADSs) held by IDG-Accel China Capital Investors L.P. Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital GP Associates Ltd.

(c)  Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1(1)	Joint Filing Agreement by and among the Reporting Persons, dated November 18, 2016.

99.2(1)	English Translation of Investment Cooperation Framework Agreement, dated as of November 16, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

99.3(1)	English Translation of the Supplemental Agreement, dated as of November 17, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

(1) Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

IDG-ACCEL CHINA CAPITAL L.P.
By: IDG-Accel China Capital Associates L.P., its General Partner
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name:	Quan Zhou
Title:	Authorized Signatory

QUAN ZHOU

/s/ Quan ZHOU

CHI SING HO

/s/ Chi Sing Ho

IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.

By:	/s/ Quan ZHOU
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.

By:	/s/ Quan ZHOU
Name:	Quan Zhou
Title:	Authorized Signatory